October 22, 2024

Zhi Feng Ang
Chief Financial Officer
VCI Global Limited
B03-C-8 & 10, Menara 3A
KL Eco City, No.3 Jalan Bangsar
59200 Kuala Lumpur
Malaysia

       Re: VCI Global Limited
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-41678
Dear Zhi Feng Ang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services